UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ANGI HOMESERVICES INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

00183L 102

(CUSIP Number)

Jared F. Sine

Chief Legal Officer and Secretary

Match Group, Inc.

8750 North Central Expressway, Suite 1400

Dallas, TX 75231

(214) 576-9352

With a Copy to:

Jeffrey J. Rosen, Esq.

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00183L 102
1.	NAME OF REPORTING PERSON Match Group, Inc. (formerly known as IAC/InterActiveCorp)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

INTRODUCTORY NOTE

The Report on Schedule 13D relating to the Class A Common Stock of ANGI Homeservices Inc., a Delaware corporation (the “Company” or “ANGI”), initially filed by IAC with the Securities and Exchange Commission (the “SEC”) on October 3, 2017 (the “Initial Schedule 13D”), as amended by Amendment Nos. 1, 2 and 3 thereto dated October 10, 2018, August 9, 2019 and October 11, 2019, respectively, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 4 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following at the end thereof:

On June 30, 2020, pursuant to that certain Transaction Agreement (the “Transaction Agreement”), dated as of December 19, 2019 and amended as of April 28, 2020 and June 22, 2020, by and among (i) IAC and now known as Match Group, Inc. (“New Match” or the “Company”), (ii) IAC Holdings, Inc., a Delaware corporation (“IAC Holdings”) (now known as IAC/InterActiveCorp (“New IAC”)), (iii) Valentine Merger Sub LLC, a Delaware limited liability company, and now known as Match Group Holdings II, LLC (“Match Merger Sub”), and (iv) Match (collectively, the “Parties”), the Parties completed the separation of the businesses of Match from the remaining businesses of IAC through a series of transactions that resulted in the pre-transaction stockholders of IAC owning shares in two, separate public companies—(1) New Match, which retained the businesses of Match and certain IAC financing subsidiaries (the “Match Businesses”), and (2) New IAC, which was renamed “IAC/InterActiveCorp” and which owns IAC’s other businesses (the “IAC Businesses”)—and the pre-transaction stockholders of Match (other than IAC) owning shares in New Match (the “Separation”). Prior to the completion of the Separation, IAC transferred to IAC Holdings the IAC Businesses in certain internal restructuring transactions, including the indirect transfer of IAC’s ownership interests in the Company to New IAC through the direct transfer of IAC Group LLC, the entity that holds IAC’s shares in the Company, to New IAC.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, as amended, which are filed as Exhibits 7.6, 7.7 and 7.8 hereto and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A Common Stock are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

(c) Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Class A Common Stock.

(d) None.

(e) On June 30, 2020, following the consummation of the Separation, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by inserting the following information at the end thereof:

The information set forth in Item 4 is hereby incorporated by reference.

On June 30, 2020, in connection with the Separation, IAC assigned to New IAC, and New IAC accepted from IAC, all of IAC’s rights and obligations under that certain Investor Rights Agreement, dated as of September 29, 2017, by and between IAC and the Company.

On June 30, 2020, in connection with the Separation, IAC assigned to New IAC, and New IAC accepted from IAC, all of IAC’s rights and obligations under that certain Contribution Agreement, dated as of September 29, 2017, by and between IAC and the Company.

On June 30, 2020, in connection with the Separation, IAC assigned to New IAC, and New IAC accepted from IAC, all of IAC’s rights and obligations under that certain Employee Matters Agreement, dated as of September 29, 2017, by and between IAC and the Company.

On June 30, 2020, in connection with the Separation, IAC assigned to New IAC, and New IAC accepted from IAC, all of IAC’s rights and obligations under that certain Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017, by and among Angie’s List, Inc., IAC, the Company and Casa Merger Sub, Inc.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following exhibit in appropriate numerical order:

Exhibit No.	Description of Exhibit
7.6	Transaction Agreement, dated as of December 19, 2019, by and among IAC/InterActiveCorp, IAC Holdings, Inc., Valentine Merger Sub LLC, and Match Group, Inc. (filed as Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed on December 20, 2019, and incorporated herein by reference).
7.7	Amendment to the Transaction Agreement, dated as of April 28, 2020, by and among IAC/InterActiveCorp, IAC Holdings, Inc., Valentine Merger Sub LLC, and Match Group, Inc. (filed as Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed on April 28, 2020, and incorporated herein by reference).
7.8	Amendment No. 2 to Transaction Agreement, dated as of June 22, 2020, by and among IAC/InterActiveCorp, Match Group, Inc., IAC Holdings, Inc. and Valentine Merger Sub LLC (filed as Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed on June 22, 2020, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2020

MATCH GROUP, INC.

By:	/s/ Jared F. Sine
Name: Jared F. Sine
Title: Chief Legal Officer and Secretary

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